

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 25, 2008

Mr. Michel Bouchard
President and CEO
Cadiscor Resources Inc.
1225 Gay-Lussac
Boucherville, Quebec CANADA J4B 7K1

> **Re: Cadiscor Resources Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 0-52252**

Dear Mr. Bouchard:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Christopher White
Branch Chief